SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500
FAX: (650) 470-4570
WWW.SKADDEN.COM

FIRM/AFFILIATE OFFICES
————
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
WASHINGTON, D.C.
WILMINGTON
————
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

September 16, 2014

VIA HAND DELIVERY

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Mara L. Ransom, Assistant Director
Mr. Dietrich King, Legal Branch Chief
Ms. Lisa Kohl, Senior Attorney

Re: Resignation of member of the board of directors of Alibaba Group Holding Limited

Ladies and Gentlemen:

We represent Yahoo Inc. ("Yahoo!"). Yahoo!'s Chief Development Officer, Ms. Jacqueline D. Reses, was previously a member of the board of directors of Alibaba Group Holding Limited ("Alibaba"). Enclosed please find a letter of resignation from Ms. Reses that has been delivered to Alibaba informing it that she has resigned as a member of the board of directors effective immediately prior to the effectiveness of the Alibaba's registration statement on Form F-1 and that Ms. Reses will not be responsible for any part of such registration statement.

This letter is being furnished to the Securities and Exchange Commission pursuant to Section 11(b) of the Securities Act of 1933, as amended, on behalf of Ms. Reses to disclaim any responsibility by Ms. Reses for any part of Alibaba's registration statement filed on Form F-1 (including any amendments thereto). Yahoo! can be reached by writing to Yahoo! Inc., 701 First Avenue, Sunnyvale, California, 94089, Attention: General Counsel or calling (408) 349-7853.

Please contact me at (650) 470-4522 should you have any questions or require further information.

Very truly yours,



Thomas J. Ivey, Esq.

cc: *Yahoo! Inc.*
        Ronald S. Bell, General Counsel and Secretary

cc: *Alibaba Group Holding Limited*
        Timothy A. Steinert, General Counsel and Secretary

cc: *Simpson Thacher & Bartlett LLP*
        Leiming Chen, Esq.

DIRECTOR'S RESIGNATION LETTER

Alibaba Group Holding Limited
C/O Trident Trust Company (Cayman) Limited
Fourth Floor, One Capital Place
      P. O. Box 847 GT
      Grand Cayman KY1-1103
      Cayman Islands

September 16 , 2014

Alibaba Group Holding Limited
C/O Alibaba Group Services Limited
26/F, Tower One, Times Square
1 Matheson Street
Causeway Bay, Hong Kong
Attention: Chief Financial Officer
             General Counsel
Facsimile: 852-2215-5200

Ladies and Gentlemen:

Alibaba Group Holding Limited (the "Company")

I, Jacqueline D. Reses, am writing to inform you that I hereby resign as a Director of the Company effective immediately prior to the effectiveness of the Company's registration statement on Form F-1 and that I will not be responsible for any part of such registration statement.

[Signature Page Follows]

Yours faithfully,

Jacqueline D. Reses